Exhibit 99.1

November 19, 2018

Members of the Board of Directors

Sonoma Pharmaceuticals, Inc.

1129 N. McDowell Blvd.

Petaluma, CA 94954

Dear Board Members:

We write to you in connection with that certain letter we sent to you on November 2, 2018 (the “Letter”), to which you have not responded. In the Letter, we made a number of requests and recommendations to the Board of Directors (the “Board”) of Sonoma Pharmaceuticals, Inc. (“SNOA” or the “Company”), which have been ignored, despite the Company’s claim on its most recent earnings call on November 8, 2018 that the Board was evaluating the Letter and “will formulate an appropriate response shortly”.

We requested, among other things, that representatives of Montreux Equity Partners V, L.P. (“Montreux”), the largest institutional stockholder of the Company, have the opportunity to meet with the full Board. However, the Company has not offered Montreux the opportunity to meet with the full Board. Instead, only Jerry McLaughlin, one of the three independent directors that Montreux designated as needing to resign in the Letter, reached out, and his offer was only for a call with him and another of the directors identified by Montreux, Sharon Barbari, to “hear [our] concerns”. After receiving his offer, we again requested the opportunity to meet with the full Board. That request went unanswered.

In addition, in the Letter, Montreux recommended that the Company abandon the equity financing that the Company was then contemplating. We raised concerns that we believed such an equity financing would likely be highly dilutive and damaging to the Company’s existing stockholders. The Board did not heed our advice.   Despite our warnings, the Board and the Company went ahead with the equity financing.  As we feared, following the pricing of that equity financing by the Company, the Company’s stock price further declined by over 20% and is trading below $1.00 per share. The Company’s market capitalization is now below $6 million. By trading below $1.00 per share, the Company risks delisting from The NASDAQ Capital Market, which will further devalue the Company. We believe the Board proceeded with this equity financing without regard to these considerations.

The Board’s blatant disregard of the Letter and the points raised therein, which we believe would lead to enhanced shareholder value, continues a pattern of conduct in which the Board is not acting in the best interests of the Company’s stockholders.

Having not adequately addressed any of the points in the Letter, the Board has left Montreux with little choice but to pursue any and all legal remedies available under applicable law, including, without limitation, claims for breaches of fiduciary duties by the Board.

Nothing in this letter is intended or shall be construed to constitute an express or implied waiver of any rights or remedies which Montreux or any of its affiliates or subsidiaries may possess in connection with the Company or the Board, all of which are hereby expressly reserved. The foregoing is not intended to be a complete recitation of the facts upon which this matter is based.

Best regards,

/s/ Daniel K. Turner III
Daniel K. Turner III
Managing Director